Exhibit 99


                                  CONTACT:
                                          Marianne V. Pastor
                                          (703) 335-7800
                                  FOR IMMEDIATE RELEASE

Williams Industries, Inc.
Announces Second Quarter Results


     Manassas, VA. --- March 12, 2004 --- Williams Industries, Inc. (NASDAQ -
WMSI) today announced results for the second quarter of Fiscal 2004, which
ended January 31, 2004.   The company reported a net loss of $667,000 or
$0.18 per share on revenues of $12,027,000. For the corresponding quarter in the prior year, the company reported a net loss of $618,000 or $0.17 per
share on revenues of $11,797,000.   For the six months, the company reported
revenues of $25,645,000 with a net loss of $0.12 per share, compared to revenues of $26,688,000 and a net loss of $0.16 per share in Fiscal 2003.

     For the quarter ended January 31, 2004, the higher loss on increased revenues is attributed to a combination of factors, but most notably the overall lower gross margins in the manufacturing segment. The manufacturing segment experienced equipment failures, labor shortages and began to experience price increases and material delivery delays in all types of steel. Williams Bridge Company also experienced the normal and expected start-up costs associated with the Woodrow Wilson Bridge project, which is the largest job in the history of the company.

     As discussed in the Company's Quarterly report and in the press generally, steel prices have risen by more than 65% since June 2003, with a sharp spike beginning in January 2004. The impact of cost increases would, in normal circumstances, be phased in over time and factored into the pricing for new work when the Company obtained fixed price quotes from its suppliers. However, the current environment for steel pricing is an unprecedented departure from normal industry practice. Producers are currently acting almost in lock step to impose surcharges and other cost increases notwithstanding their contracts and commitments. These increases not only have the potential to influence future contracts but also are severely impacting existing projects. Frank E. Williams, III, the company's president and CEO, said the steel mills have given a number of reasons, some of which may be questionable, as to why prices have spiked. "However, the fact remains that regardless of the validity of the increases, our suppliers have informed us they are not able to honor existing contracts. Obviously, this creates a substantial uncertainty. Therefore, I am hesitant to predict what the company's earnings will be in the near term. We will, if necessary, pursue any legal or political avenue to work with the other stakeholders to achieve a fair and equitable apportionment of legitimate claims for additional costs," Williams said.

     Williams noted the company had announced in January that its largest subsidiary, Williams Bridge Company, had received a contract valued at approximately $22 million to fabricate, deliver and erect more than 14,650 tons of steel for nine bridges that are part of the Springfield Interchange Project in Virginia. This announcement was made to insure that the information was not selectively disseminated. Williams said, "It is perhaps fortuitous that Williams Bridge Company had not completed negotiation of a formal contract when the sharp increases in steel prices began. The company now has serious concerns as to whether it should formalize the award, given the refusal of its supplier to honor their commitment for the costs of raw materials necessary to fabricate the project. There are also substantial schedule and other changes requested by the contractor and the project's owner. Williams Bridge Company has been working, and will continue to work, with the contractor to mitigate the financial impacts of the steel supply and pricing issues."

     Williams also articulated concerns regarding uncertainty in the federal government's spending on infrastructure under various programs, including the
Transportation Equity Act for the 21st Century (TEA-21).   Congress, through
an emergency resolution, voted to extend the current program at 2003 expenditures levels for 60 days. The extension will expire April 29, 2004. Congress and the administration have been at an impasse over the reauthorization since TEA-21 expired on September 30, 2003. In the event this program is not reauthorized, infrastructure spending at the state level will be depressed. Much of the current and expected business in the manufacturing segment, particularly as it relates to bridge girders and Stay-In-Place metal forms used in highway construction, is dependant on governmental spending.

     Williams Industries' fiscal year goes from August 1 to July 31. The subsidiaries of Williams Industries, Inc. provide a wide range of quality, cost competitive services and products for the industrial, commercial and institutional construction markets. The construction and manufacturing services include: steel and precast concrete erection; miscellaneous metals installation; the fabrication of welded steel plate girders; rolled steel beams, and light structural and other metal products; the construction, repair and rehabilitation of bridges; crane rental, heavy and specialized hauling and rigging.

     This release contains forward-looking statements, which are subject to risks and uncertainties, which could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements. These forward-looking statements may include, among others, statements concerning the Company's revenue and cost trends, cost reduction strategies and anticipated outcomes, raw material pricing and availability, planned capital expenditures, financing needs and availability of such financing, and the outlook for future construction activity in the Company's market areas. Investors or other users of forward-looking statements are cautioned that such statements are not a guarantee of future performance by the Company and that such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

      For additional information, please go to the company's web site "www.wmsi.com" or call the Investor Relations office at (703) 335-7800.

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